EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-3 of RenovaCare, Inc. ("the Company”) of our report dated March 28, 2017, on our audits of the consolidated financial statements of RenovaCare, Inc. and Subsidiaries as of December 31, 2016 and 2015, and for the years then ended. We also consent to the reference to us under the heading "Experts" in the Registration Statement.

Our report, dated March 28, 2017, contains an explanatory paragraph that states that the consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net operating losses and operating cash flow deficits. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

/S/ PETERSON SULLIVAN LLP
April 27, 2017